Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In thousands, except for ratio)

	For the Years Ended						Nine Months Ended September 30,
	1996	1997	1998	1999	2000		2001
Earnings:
Income (loss) before provision for income taxes	$473,800	$661,100	$600,500	$953,500	$(1,522,164)		$(48,524)
Add: Fixed Charges
Interest expense (gross)	2,865,800	4,012,209	4,501,242	4,839,810	8,161,465		8,746,027
Interest factor in rents	25,515	29,351	38,517	52,563	76,191		77,820
Total fixed charges	2,891,315	4,041,560	4,539,759	4,892,373	8,237,656		8,823,847
Earnings before fixed charges, and provision for income taxes	$3,365,115	$4,702,660	$5,140,259	$5,845,873	$6,715,492		$8,775,323
Ratio of earnings to fixed charges	1.16	1.16	1.13	1.19	0.82	(1)	0.99	(2)

(1)           The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1,522,164 for the year ended December 31, 2000.

(2)           The dollar amount of the deficiency in the ratio of earnings to fixed charges was $48,524 for the nine months ended September 30, 2001.